Exhibit 99.1

JADE COVE, L.P. SUBSCRIPTION BOOKLET
PART II SUBSCRIPTION AGREEMENT AND INVESTOR QUESTIONNAIRE
JADE COVE, L.P. 认购册

第二部分 认购书及投资者问卷

SUBSCRIPTION AGREEMENT OF JADE COVE, L.P.

JADE COVE, L.P. 认购书

Jade Cove, L.P., a Cayman Islands exempted limited partnership (the “Partnership”), acting through its general partner, CDH China HF Holdings Company Limited (the “General Partner”), has been formed under the laws of the Cayman Islands, is governed by the Exempted Limited Partnership Act (2025 Revision) of the Cayman Islands, as amended from time to time, and any successor to such statute, and from and after its closing will be governed by an Amended and Restated Exempted Limited Partnership Agreement (as the same may be modified in accordance with the terms of any amendment or supplement thereto or restatement thereof, the “Partnership Agreement”), substantially in the form previously furnished to the undersigned (the “Purchaser”). Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Partnership Agreement.

Jade Cove, L.P. ，一家开曼群岛的豁免有限合伙企业（“合伙企业”），通过其普通合伙人 CDH China HF Holdings Company Limited（“普通合伙人”）行事，是依据开曼群岛的法律设立并受开曼群岛豁免有限合伙企业法（2025 版）及其不时的修订和其后继法规的规范，且于其设立之后将受其经修订和重述豁免有限合伙协议（包括可能依据其修订、补充或重述条款而被修改的版本，“ 合伙协议”）的规范，该合伙协议的形式和之前提供给签署人（“认购者”）的基本一致。本认购书中使用但未另行定义的首字母大写词语具有合伙协议中所赋予的含义。

No action has been taken by the General Partner or the Partnership to permit the public distribution ofthis Partnership in anyjurisdiction where action would be required for such purpose. Accordingly, no person receiving a copy of this subscription agreement in any territory may treat the same as constituting an invitation to him to purchase or subscribe for an Interest nor should he in any event use such an application form or subscription agreement unless in the relevant territory such an invitation could lawfully be made without compliance with any registration or other legal requirement.

普通合伙人或合伙企业并没有采取任何行为，以使合伙企业被许可在需要此等行为的司法管辖区做出公开销售。相应地，任何人在任何地区收到本认购册的副本，均不应被视作为向他发出认购邀请，该等人士亦不应该在任何情况使用该申请表格或认购书，除非在有关地区可以合法地作出这样的邀请而无需任何登记或遵守其他法定要求。

The Purchaser (in the case ofa subscription for the account of a trust or other entity, such term shall refer to the trustee, fiduciary or representative making the investment decision and executing this Subscription Agreement (together with the Exhibits attached hereto, this “Subscription Agreement”) or the trust or other entity, or both, as appropriate), hereby (a) irrevocably offers to subscribe for and covenants to purchase from the Partnership an interest (an “Interest”) as a limited partner in the Partnership with a capital commitment in the amount accepted by the General Partner which amount shall not exceed the amount set forth on the signature page hereto (your “Requested Capital Commitment”), (b) covenants to become a limited partner of the Partnership (a “Limited Partner”) upon acceptance, with a capital commitment as set forth on the Register (your “Capital Commitment”), which shall not exceed your Requested Capital Commitment and (c) covenant to be bound by the terms and provisions ofthe Partnership Agreement and this Subscription Agreement. The Purchaser agrees and acknowledges that the General Partner reserves the right to accept or reject your Requested Capital Commitment in whole or in part. If the investment in the Target Company is not consummated, the Partnership shall return to each Purchaser its respective Capital Contribution within ten (10) Business Days after the procedures deemed necessary by the General Partner have been completed, provided that such amount refunded to the Purchaser shall not include any interest, and as determined by the General Partner in its sole discretion, may exclude Partnership Expenses and Organizational Expenses that have already occurred or reasonably reserved. For the purpose of such refund of Capital Contributions, each Purchaser agrees to cooperate with the General Partner and the Partnership to complete necessary procedures and take necessary measures, and agrees that the Partnership may be subject to early termination if the General Partner so determines. For the avoidance of doubt, in such circumstances, the Manager shall not receive any Management Fee.

JADE COVE, L.P. SUBSCRIPTION BOOKLET

PART II SUBSCRIPTION AGREEMENT AND INVESTOR QUESTIONNAIRE
JADE COVE, L.P. 认购册

第二部分 认购书及投资者问卷

认购者（若是为信托或其他实体的利益认购，认购者应指作出投资决定并签署本认购书（包括后附的附件，合称“ 认购书”） 的受托人、受信人或代表，或者是信托、其他实体，或二者都包括，视情况而定）在此（a）不可撤销的提出认购并承诺从合伙企业购买合伙权益（“合伙权益"）并作为合伙企业的有限合伙人，且认缴出资额为被普通合伙人所接受但不超过本签字页中所列要求认缴出资数额（ “要求认缴出资数额"）的金额，（b）承诺在认购被接受后成为合伙企业的有限合伙人（ “ 有限合伙人”），且认缴出资额如合伙人名册所示（认购者的“ 认缴出资额”），该认缴出资额不应超过要求认缴出资数额，以及（c）承诺受合伙协议及本认购书之条款和规定的约束。认购人同意并承认，普通合伙人保留其接受或全部或部分拒绝任何要求认购出资额的权利。如对目标公司的投资未能完成，普通合伙人应在完成其认为的必要相应手续后的十（10）个工作日内向各认购者退还其相应的实缴出资金额，该等返还的实缴出资不含利息或孳息，且经普通合伙人决定，可扣除其应当承担的已产生的或经合理预留的相关合伙费用及筹建费用。为上述退还实缴出资目的，各合伙人同意且应当配合普通合伙人和合伙企业完成必要的手续或采取相应措施，且普通合伙人有权独立决定提前解散合伙企业。为避免疑义，在此情况下，管理人不应收取任何管理费。

The Purchaser further represents, warrants and covenants to the Partnership and the General Partner as of the date that this Subscription Agreement is signed by the Purchaser, as of the effective date of the Partnership Agreement the Purchaser is signatory to, and on the subsequent dates specified below (as and to the extent specified below) that:

认购者进一步向合伙企业及普通合伙人陈述、保证和承诺，于认购者签署本认购书之日、认购者签署合伙协议生效之日，及下述指明的后续日期（在下述指明的范围内）：

1.	Authorization of Purchase, etc.

购买的授权及其它。

If the Purchaser is not a natural person, the Purchaser is duly organized, formed or incorporated, as the case may be, and validly existing and in good standing, under the laws of the Purchaser’s jurisdiction of organization, formation or incorporation, and the Purchaser has all requisite power and authority to execute, deliver and perform the Purchaser’s obligations under this Subscription Agreement and the Partnership Agreement, and to subscribe for and purchase an Interest hereunder. The purchase by the Purchaser of an Interest and the Purchaser’s execution, delivery and performance of this Subscription Agreement and the Partnership Agreement have been authorized by all necessary corporate or other action on the Purchaser’s behalf, and this Subscription Agreement and the Partnership Agreement are the Purchaser’s legal, valid and binding obligations, enforceable against the Purchaser in accordance with their respective terms.

如果认购者不是一个自然人，则认购者是一家根据认购者组织、成立、设立地司法管辖区的法律而合法组织、成立或设立（视其具体情况而定）的实体，并有效存续且信誉良好。认购者拥有签署、交付和履行认购者在本认购书及合伙协议项下的义务及在此认购和购买合伙权益所需的一切权力和授权。认购者购买合伙权益及认购者签署、交付和履行本认购书和合伙协议已取得所有必要的认购者的公司行为或其他行为的授权，本认购书和合伙协议构成认购者合法、有效和有约束力的义务，根据其各自条款对认购者有执行力。

2.	Compliance with Laws and Other Instruments.

符合法律和其他文件。

The execution and delivery of this Subscription Agreement and the Partnership Agreement, the consummation of the transactions contemplated by the Partnership Agreement, and the performance of the Purchaser’s obligations thereunder do not and will not conflict with, or result in any violation of or default under, any provision of any certificate of incorporation, memorandum and articles of association, by-laws, trust agreement, partnership agreement or other organizational or governing instrument applicable to the Purchaser, or any agreement or other instrument to which the Purchaser is a party or by which the Purchaser or any of the Purchaser’s properties are bound, or any permit, franchise, judgment, decree, statute, order, rule or regulation applicable to the Purchaser or to the Purchaser’s business or properties. In addition, the Purchaser represents that any power of attorney ofthe Purchaser contained in this Subscription Agreement or the Partnership Agreement has been executed by the Purchaser in compliance with the laws of the state or jurisdiction in which such agreements were executed.

签署和交付本认购书及合伙协议、完成合伙协议里约定的交易、履行认购者在其中的义务均没有且不会导致与下述各项冲突或构成对下述各项的违反、违约：设立证书、章程、公司细则、信托协议、合伙协议或其他对认购者适用的组织性文件或约束性文件的任何条款，或认购者作为一方的或约束认购者或认购者任何财产的任何协议或其他文件，或对认购者、认购者的业务或财产适用的任何许可、特许、判决、法令、法条、命令、规则或法规。此外，认购者在此声明，本认购书或合伙协议中所包含的任何认购者的授权委托均为认购者依照签署该等协议所在的国家或司法管辖区的法律签署。

JADE COVE, L.P. SUBSCRIPTION BOOKLET

PART II SUBSCRIPTION AGREEMENT AND INVESTOR QUESTIONNAIRE
JADE COVE, L.P. 认购册

第二部分 认购书及投资者问卷

3.	Partnership Documents, etc.

合伙企业文件及其它。

The Purchaser has been furnished with informational documents with respect to the private offering of the Interests by the Partnership (together with any amendments and supplements thereto, the “Ofering Document”), this Subscription Agreement, and the Partnership Agreement. The Purchaser has reviewed such documents and the Purchaser understands the risks of, and other considerations relating to, the purchase ofan Interest, including (i) that the Interests represent a non-redeemable illiquid long-term speculative investment with no assurance that all or any amounts committed will be returned, and (ii) the risks and considerations set forth in the Risk Disclosure enclosed as Part IV hereof.

认购者已得到了关于合伙企业就合伙权益进行私募的信息文件（与对其任何的修订和补充合称“ 募集文件”）、本认购书及合伙协议。认购者已审阅该等文件且理解购买合伙权益的风险和其他相关因素，包括（i）合伙权益为不可赎回、非流通、长期且投机性的投资，不保证可全部或部分收回认缴金额， 以及（ii）作为本认购书第四部分的风险提示函中列明的风险和因素。

4.	Access to Information.

获得信息。

The Purchaser has been provided an opportunity to ask questions of, and the Purchaser has received answers thereto satisfactory to the Purchaser from, the General Partner and its representatives regarding the terms and conditions of the offering of the Interests, and the Purchaser has obtained any and all additional information requested by the Purchaser of the General Partner and its representatives to verify the accuracy of all information furnished to the Purchaser regarding the offering of the Interests. The Purchaser is not relying on the Partnership, the General Partner or any of their affiliates, partners, members, officers, counsel, agents or representatives for legal, investment or tax advice. The Purchaser has sought independent legal, investment and tax advice to the extent that the Purchaser has deemed necessary or appropriate in connection with the Purchaser’s decision to subscribe for an Interest.

就募集合伙权益的条款和条件，认购者已获得了向普通合伙人及其代表提出问题的机会，且从普通合伙人及其代表得到了令认购者满意的回答，且认购者已从普通合伙人及其代表获得了认购者要求的任何和所有的额外信息，用以验证向认购者提供的关于募集合伙权益的所有信息的准确性。认购者不依赖于合伙企业、普通合伙人或其任何附属机构、合伙人、成员、高级管理人员、顾问、中介或代表获得法律、投资或税务的建议。认购者已在其认为必要或适当的范围内就认购者认购合伙权益的决定寻求了独立的法律、投资和税务的建议。

JADE COVE, L.P. SUBSCRIPTION BOOKLET

PART II SUBSCRIPTION AGREEMENT AND INVESTOR QUESTIONNAIRE
JADE COVE, L.P. 认购册

第二部分 认购书及投资者问卷

5.	Evaluation of and Ability to Bear Risks.

评估和承担风险的能力。

The Purchaser has such knowledge and experience in financial and business affairs that the Purchaser is capable of evaluating the merits and risks of purchasing, and other considerations relating to, the Interest to be purchased by the Purchaser pursuant to this Subscription Agreement, and the Purchaser has not relied in connection with the Purchaser’s purchase of an Interest upon any representations, warranties or agreements other than those set forth in this Subscription Agreement, the Partnership Agreement, addressed to the Purchaser entered into in connection with the Purchaser’s admission as a Limited Partner and the Offering Document. The Purchaser’s financial situation is such that the Purchaser can afford to bear the economic risk of holding the Interest for an indefinite period of time, and the Purchaser can afford to suffer the complete loss of the Purchaser’s Interest and its Capital Commitment.

认购者在金融和商业方面拥有足够的知识和经验，其有能力评估其根据本认购书将要购买的合伙权益的收益、风险以及相关的其他因素，且除认购者收到的或其成为有限合伙人时签署的本认购书、合伙协议及募集文件中列明的外，认购者购买合伙权益没有依赖于任何陈述、保证或约定。认购者的经济状况足以使认购者承受在不确定期间内持有合伙权益的经济风险，且认购者可以承受损失其全部合伙权益和认缴出资额。

6.	Purchase for Investment.

为投资购买。

The Purchaser is not acquiring the Interest with a view to or for sale in connection with any distribution of all or any part of such Interest. The Purchaser will not, directly or indirectly, transfer all or any part of such Interest (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of all or any part of such Interest) except in accordance with the terms of the Partnership Agreement. The Purchaser understands that the Purchaser must bear the economic risk of the Purchaser’s investment in an Interest for an indefinite period of time and, therefore, the Interests cannot be sold other than through a privately negotiated transaction and in compliance with the Partnership Agreement. The Purchaser also understands that transfers of the Interests are further restricted by the provisions of the Partnership Agreement and that no market exists or is expected to develop for the Interests.

认购者购买合伙权益并非意图出售全部或部分该等合伙权益的收益。除非根据合伙协议的条款，认购者将不会直接或间接的转让全部或部分合伙权益（或寻求任何购买、买入、收购或抵押全部或部分该等合伙权益的要约）。认购者了解认购者需要在不确定期间内承受认购者投资于合伙权益的经济风险，因此，除通过非公开谈判的交易并且符合合伙协议的约定以外，合伙权益不能通过其他形式出售。认购者也了解，合伙权益转让进一步受限于合伙协议的条款， 目前不存在且预期将来亦不会形成对合伙权益的交易市场。

7.	Compliance with Anti-Money Laundering Regulations, etc.

符合反洗钱法规及其他。

The Purchaser represents, warrants and covenants that (i) it is in strict compliance with all applicable anti-money laundering laws, (ii) it and any person controlling or controlled by it or holding a beneficial ownership interest in the Purchaser’s Interest (the “Related Persons”) is not subject to any sanctions administered or enforced by the United Nations Security Council, European Union, the United Kingdom, the Cayman Islands, Hong Kong, Singapore or the United States, and it does not derive any of its assets or revenues from Burma (Myanmar), Cuba, Iran, Libya, North Korea, Russia or Sudan (iii) its subscription funds are not derived from any unlawful activities or directly from transactions with the sanctioned countries referred to in clause (ii) above.

认购者陈述、保证和承诺：(i) 其在所有方面均严格遵守了所有适用的反洗钱法律；(ii)认购者、被其控制、或控制其的任何人士，或在认购者认购的合伙权益中持有实益所有

权的任何人(“关联人士”) ，均未受由联合国安理会、欧盟、英国、开曼、香港、新加坡或美国实施或执行的任何制裁，且认购者的任何资产或收入并非从缅甸、古巴、伊朗、利比亚、朝鲜、俄罗斯或苏丹获得；(iii) 其认购资金并非来源于任何非法活动，亦非直接来源于与上文第(ii)条所述的受制裁国家开展的交易。

JADE COVE, L.P. SUBSCRIPTION BOOKLET
PART II SUBSCRIPTION AGREEMENT AND INVESTOR QUESTIONNAIRE
JADE COVE, L.P. 认购册

第二部分 认购书及投资者问卷

The Purchaser acknowledges that, pursuant to anti-money laundering laws and regulations within their respective jurisdictions and/or which are otherwise applicable to them, the Partnership, the General Partner, the Manager (ifany) and/or any administrator acting on behalf of them may be required to collect further documentation verifying the Purchaser’s identity and the source of Partnerships used to purchase an Interest before, and from time to time after, acceptance by the Partnership of this Subscription Agreement. To comply with applicable Cayman Islands anti-money laundering laws and regulations all payments and contributions by the Purchaser to the Partnership and all payments and distributions to the Purchaser from the Partnership will only be made in the Purchaser’s name and to and from a bank account of a bank based or incorporated in or formed under the laws of the United States or a bank that is registered in the Cayman Islands or that is regulated in and either based or incorporated in or formed under the laws of the “Equivalent Jurisdiction” . For purposes of this Subscription Agreement, an “Equivalent Jurisdiction” means a jurisdiction that under the list issued by the Anti-Money Laundering Steering Group, is recognized as having anti-money laundering legislation equivalent to that of the Cayman Islands. The current list of Equivalent Jurisdiction is attached hereto as Appendix A to Exhibit A of to this Subscription Agreement, such list being subject to amendment by the relevant Cayman Islands authorities from time to time.

认购者同意，根据其各自司法管辖区的或其他适用的反洗钱法律和法规，在合伙企业接受本认购书之前或之后，合伙企业、普通合伙人、管理人（如有）和/或任何代合伙企业、普通合伙人、管理人行事的行政人员可能会被要求收集进一步的文件来验证认购者的身份和用于购买合伙权益的资金来源。为符合适用的开曼群岛反洗钱法律和法规，所有认购者向合伙企业作出的付款和出资以及合伙企业向认购者作出的付款或分配都将只以认购者的名字做出，且只向和从以下银行的银行账户做出：总部或成立地在美国或依美国法律设立的银行；或者于开曼群岛注册的银行；或总部或成立地在” 同等司法管辖地区”或依“ 同等司法管辖地区” 的法律设立且受” 同等司法管辖地区"监管的银行。为本认购书之目的，“ 同等司法管辖地区”指，根据反洗钱指导小组发布的被认为是拥有和开曼群岛同等的反洗钱立法的地区。 目前” 同等司法管辖地区“ 的名单如附件 A 所示，该名单受限于开曼群岛相关部门的不时修订。

If the Purchaser is purchasing the Interest as agent, representative, custodian, intermediary, nominee or in any similar capacity for any other person, or is otherwise requested to do so by the General Partner, it shall provide a copy of its anti-money laundering policies (“AML Policies”) for compliance with anti-money laundering requirements consistent with standards set by Cayman Islands anti-money laundering laws and regulations, to the General Partner. The Purchaser represents that it is in compliance with its AML Policies, all beneficial owners, directors, officers, shareholders, members, or other underlying parties have been properly identified in accordance with its AML Policies, its AML Policies have been approved by counsel or internal compliance personnel reasonably informed of anti-money laundering policies and their implementation and has not received a deficiency letter, negative report or any similar determination regarding its AML Policies from independent accountants, internal auditors or some other person responsible for reviewing compliance with its AML Policies.

如果认购者是以代理人、代表、托管人、中介、代持人或其他代表其他人的类似身份，或是经普通合伙人要求而如此行事，其应当向普通合伙人提供其符合开曼群岛反洗钱法律法规设定标准的反洗钱政策（ ”反洗钱政策”）。认购者陈述，其符合反洗钱政策，所有权益持有人、董事、管理人员、股东、成员或其他潜在方已按照其反洗钱政策经过适当识别认定，其反洗钱政策已经过法律顾问或被合理告知反洗钱政策及其执行的内部合规人员批准，且未自独立会计师、内部审计师或其他负责审核反洗钱政策合规性的人士处收到过与其反洗钱政策相关的补正通知、负面报告或类似决定。

JADE COVE, L.P. SUBSCRIPTION BOOKLET
PART II SUBSCRIPTION AGREEMENT AND INVESTOR QUESTIONNAIRE
JADE COVE, L.P. 认购册

第二部分 认购书及投资者问卷

The Purchaser covenants to provide the General Partner (or its agent or delegates) at any time prior to admission of the Limited Partner to the Partnership, or during or after the term of the Partnership as determined by the General Partner, with such information as the General Partner or the Manager (or its agents or designees) determines to be necessary or appropriate to enable any of them comply with the anti-money laundering laws and regulations or other laws and regulations of any applicablejurisdiction, or to respond to requests for information concerning the identity of Limited Partners from any governmental authority, self-regulatory organization or financial institution in connection with its anti-money laundering compliance procedures, or to update such information. In addition, neither the Purchaser nor any Person directly or indirectly controlling, controlled by or under common control with the Purchaser is a Person identified as a terrorist organization or subject to sanctions on any relevant lists maintained by governmental authorities.

认购者承诺在合伙企业募集期间、合伙企业期限内或之后的任何时候按照普通合伙人要求的时间向普通合伙人（或其代理人或代表）提供普通合伙人或管理人（或其代理人或指定人）认为为前述任何一人实现下述目的所必须的或适当的信息：为遵守反洗钱法律和法规或其他适用司法管辖区的法律和法规；或向任何政府部门、 自律组织或金融机构根据其反洗钱合规程序要求提供的关于有限合伙人身份的信息作出答复；或更新上述信息。此外，认购者、直接或间接控制认购者的人、受认购者控制的人，或和认购者受共同控制的人均不是恐怖组织，或在政府部门的任何相关名单上属于需受制裁的人。

The Purchaser further acknowledges and agrees that (i) should the Purchaser or any ofits Related Persons be, or become at any time during its investment in the Partnership, subject to any sanctions in any way, the General Partner, the Manager or their respective Affiliates may immediately (without notice to the Purchaser) cease any further dealings with the Purchaser and/or the Purchaser’s Interests until the Purchaser ceases to be subject to such sanctions or a licence is obtained under applicable law to continue such dealings (a “Sanctioned Persons Event”), and (ii) the Partnership, the General Partner, the Manager, their respective directors, officers and employees, and the administrator of the Partnership shall have no liability whatsoever for any liabilities, costs, expenses, damages and/or losses (including but not limited to any direct, indirect or consequential losses, loss of profit, loss of revenue, loss of reputation and all interest, penalties and legal costs and all other professional costs and expenses) incurred by the Purchaser in connection with or as a result ofa Sanctioned Persons Event.

认购者进一步确认并同意(i)如果认购者或其任何关联人士在投资合伙企业期间的任何时间以任何方式受到任何制裁，普通合伙人、管理人或其各自的关联方可立即（在不通知认购者的情况下） 中止与认购者及/或认购者的合伙权益进行任何进一步交易，直至认购者不再受该等制裁或根据适用法律获得继续该等交易的许可（“受制裁人士事件” ），且(ii)合伙企业、普通合伙人、管理人、其各自的董事、主管和雇员以及合伙企业的行政管理人对认购者就受制裁人士事件或因受制裁人士事件而产生的任何责任、成本、开支、损害和/或损失概不负责（包括但不限于任何直接、间接或相应而生的损失、利润损失、收入损失、声誉损失和所有利息、罚款和法律费用以及所有其他专业费用和开支）。

The Purchaser acknowledges and agrees that should any investment made on behalf of the Partnership subsequently become subject to applicable sanctions, the Partnership may immediately and without notice to the Purchaser cease any further dealings with that investment until the applicable sanctions are lifted or a licence is obtained under applicable law to continue such dealings.

认购者承诺并同意，如果代表合伙企业进行的任何投资随后受到适用制裁，合伙企业可立即在没有通知认购者的情况下中止就该投资进行任何进一步交易，直至适用制裁解除或根据适用法律获得继续该等交易的许可。

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第二部分 认购书及投资者问卷

8.	Other Restrictions.

其它限制。

The Purchaser represents, warrants and covenants that, as ofthe date hereofand for the duration of the Partnership, it is not (and shall not become), and it does not (and shall not) control, is not (and shall not be) controlled by or under common control with:

认购者陈述、保证和承诺其在本认购书签署之日及合伙企业存续期间，不是（将来亦不会成为）下列人士，以及不（将来亦不会）控制下列人士、与下列人士受共同控制或由下列人士控制：

(a)	any persons or entities that are acting, directly or indirectly, in contravention of any U.S. or intentional laws and regulations, including anti-money laundering regulations or conventions;

直接或间接从事违反美国法律法规或国际法（包括反洗钱法规或公约）的任何人士或实体；

(b)	any persons or entities that are acting, directly or indirectly, on behalf of terrorists or terrorist organizations, including those persons or entities that are included on the List of Specially Designated Nationals and Blocked Persons maintained by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), or any list or resolutions issued by the United Nations (whether through the Security Council or otherwise) pursuant to which dealings with the persons specified therein are prohibited, restricted or discouraged, as such list may be amended from time to time;

直接或间接代表恐怖分子或恐怖组织（包括美国财政部外国资产控制办公室（“OFAC”）发布的特别指定国民和受禁制人士名单或联合国（无论是通过安理会还是通过其他方式）发布的禁止、限制或不鼓励与其开展交易的人士的任何名单或决议（及其不时修订的版本）列出的任何人士或实体；

(c)	a senior political figure, any member ofa senior political figure’s immediate family or any close associate of a senior foreign political figure, unless the Partnership, after being specifically notified by the Purchaser in writing that it is such a person, conducts further due diligence, and determines that such investment shall be permitted. A senior political figure means a senior official in the executive, legislative, administrative, military or judicial branches of a government (whether elected or not), a senior official of a major political party, or a senior executive of a state-owned corporation. In addition, a senior political figure includes any corporation, business or other entity that has been formed by, or for the benefit of, a senior political figure. The immediate family of a senior political figure typically includes the political figure’s parents, siblings, spouse, children and in- laws. A close associate of a senior political figure is a person who is widely and publicly known internationally to maintain an unusually close relationship with the senior political figure, and includes a person who is in a position to conduct substantial domestic and international financial transactions on behalf of the senior political figure; or

重要政治人物，该重要政治人物的近亲属或关联人士（但是，在认购者书面通知合伙企业任何人士是上述人士后，合伙企业通过进一步尽职调查确定，应允许进行该投资的情况除外）。重要政治人物指政府的执行、立法、行政管理、军事或司法部门的高级官员（无论是否通过选举获得任命）、主要政党的高官或政府拥有的公司的高管。此外，重要政治人物包括由重要政治人物设立或代表其设立的任何公司或其他实体。重要政治人物的近亲属通常包括该政治人物的父母、兄弟姐妹、配偶、子女和姻亲。重要政治人物的关联人士指公认与该重要政治人物保持不正常紧密关系的人士，包括有能力代表该重要政治人物开展重大国内和国际财务交易的人士；

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第二部分 认购书及投资者问卷

(d)	a foreign shell bank. Foreign shell bank means a foreign bank without a physical presence in any country, but does not include a regulated affiliate. A post office box or electronic address would not be considered a physical presence. A regulated affiliate means a foreign shell bank that: (1) is an affiliate of a depository institution, credit union, or foreign bank that maintains a physical presence in the United States or a foreign country, as applicable; and (2) is subject to supervision by a banking authority in the country regulating such affiliated depository institution, credit union, or foreign bank.

一家外国空壳银行。外国空壳银行指在任何国家未实际开展业务的外国银行，但不包括受规管关联方。办公地点的邮政信箱或电子地址不应视为实际存在。受规管关联方指下列外国空壳银行：（1）作为在美国或外国（如适用）实际开展业务的存款机构、信用合作社或外国银行的关联方的外国空壳银行； 以及（2）受任何监管该关联存款机构、信用合作社或外国银行的国家监管的外国空壳银行。

9.	Correctness of Information; Duty to Report Changes.

信息准确性；变更的报告义务。

All information furnished by the Purchaser in this Subscription Agreement (including the signature pages hereof), in the Investor Questionnaires attached as Exhibits hereto (as applicable) and in any self-certification form or tax form delivered to the Partnership, the General Partner or the Manager (if any), in each case is true, accurate and complete as of (a) the date this Subscription Agreement is signed by the Purchaser, (b) the closing date and (c) each date that the Purchaser is required to make a contribution of capital to the Partnership or that the Purchaser receives a distribution from the Partnership.

认购者在本认购书（包括其签字页）、附件中的投资者问卷（若适用）及任何发送给合伙企业、普通合伙人或管理人（如有）的税务自我声明表格及相关税务表格中提供的所有信息于下述日期均是真实、准确和完整的：（a）认购者签署本认购书之日，（b）交割日，及（c）要求认购者向合伙企业缴纳出资之日或认购者从合伙企业收到分配之日。

If the Purchaser is unable to make any of the representations set forth herein, the Purchaser shall so advise the General Partner in writing at least ten Business Days prior to the closing date and shall provide the General Partner at least five Business Days prior to the closing date with evidence (including opinions of outside counsel, if requested by the General Partner) satisfactory in form and substance to the General Partner, and such other matters as the General Partner shall request.

如果认购者无法做出上述任何陈述，认购者应于交割日前不少于十个工作日书面通知普通合伙人，且于交割日前不少于五个工作日向普通合伙人提供形式和内容都令普通合伙人满意的证据（包括外部律师的意见，如果普通合伙人要求）及普通合伙人要求的其他事项。

If at any time during the term of the Partnership the representations and warranties set forth herein shall cease to be true, the Purchaser shall promptly so notify the General Partner in writing.

若在合伙企业期限内上述陈述与保证变得不真实，认购者应及时书面通知普通合伙人。

10.	Tax Matters.

税务事项。

The Purchaser covenants to furnish the Partnership or the General Partner with any information, representations and forms as shall reasonably be requested by the Partnership or the General Partner or any of their respective agents or delegates from time to time to assist it in complying with any applicable law or tax requirements or determining the extent of, and in fulfilling, its withholding obligations. The Purchaser covenants to furnish the General Partner with any representations and forms as shall reasonably be requested by the General Partner to assist it in obtaining any exemption, reduction or refund ofany withholding or other taxes imposed by any taxing authority or other governmental agency upon the Partnership or amounts paid to the Partnership.

认购者承诺向合伙企业或普通合伙人提供合伙企业或普通合伙人或任何他们各自的代理人或代表不时合理要求的任何信息、陈述和表格，以帮助其符合任何适用的法律或税务要求，或确定其预提所得税义务范围或履行其预提所得税义务。认购者承诺向普通合 伙人提供普通合伙人合理要求的任何陈述和表格，以帮助其获得任何税务机关或其他政府机关免除、减少或返还向合伙企业或支付给合伙企业的数额征收的预提所得税或其他税。

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第二部分 认购书及投资者问卷

The Purchaser is not, for U.S. federal income tax purposes, (i) a partnership, grantor trust, S corporation, limited liability company or other pass-through entity or (ii) if it is an entity referred to in clause (i), then either: (x) it was not formed for the purpose of acquiring all or part of the Purchaser’s Interests and not more than 50% of the value of the interest of each of its beneficial owners will be attributable to the Purchaser’s Interests so acquired, or (y) it has and will have only the number of ultimate beneficial owners identified to the General Partner in writing prior to the date hereof(looking through a pass-through entity described in clause (i) above to its beneficial owners).

认购者不是美国联邦税法下的（i）合伙、让与人信托、S 类公司、有限责任公司或其他穿透实体，或（ii）认购者是第（i）款中列举的实体，但（x）不是为购买认购者认购的全部或部分合伙权益而成立，且该等购买的合伙权益在其任何一个实益所有人的权益中所对应的价值不超过 50% ，或（y）认购者现有且将来仅有其在本认购书签署日前事先已向普通合伙人书面说明数量的最终实益所有人（透过上文第（i）条所述穿透实体已确认实益所有人）。

The General Partner is required to withhold a certain portion of the taxable income and gain allocated or distributed to each Purchaser unless the Purchaser provides documentation confirming that such Purchaser is not subject to withholding, or is subject to a reduced rate of withholding. In addition, the General Partner may be required to withhold on the taxable income and gain allocated or distributed to a Purchaser at a higher rate than necessary if such Purchaser does not provide documentation confirming that it is subject to a reduced rate of withholding. The following information is provided to assist the Purchaser in complying with the U.S. rules for backup withholding and withholding with respect to income earned by non-U.S. Persons (as defined in Appendix B of Exhibit A attached hereto). This information is only a summary, and is not a substitute for the advice of a tax advisor. Each Purchaser is urged to consult with a tax advisor concerning the application of the U.S. withholding rules to such Purchaser.

普通合伙人需要就分配给认购者的应税收入及收益预提一定比例所得税，除非该认购者提供文件证明其不受限于预提所得税或其适用降低的预提所得税税率。此外，普通合伙人可能需要就分配给认购者的应税收入及收益预提更高税率比例的所得税如果该认购者未能提供文件证明其适用降低的预提所得税税率。下列信息用于协助认购者根据美国法律就其非美国人（如附件 A 的附录 B 所定义）取得收入进行备用预提所得税或预提所得税。此信息仅为摘要且不构成税务顾问的任何意见。每位认购者需就其适用的美国预提所得税法律咨询其税务顾问。

Please complete either Form 9, Form W-8BEN-E, W-8BEN, Form W-8ECI, Form W-8EXP or Form W-8IMY (along with any accompanying withholding certificates or other required statements, if appropriate), in accordance with the printed instructions included with the appropriate form. These forms must be updated and provided again to the General Partner in certain circumstances, as described in the printed instructions provided with each form.

请根据表格所附纸质说明完成 Form 9 、Form W-8BEN-E 、 W-8BEN 、 Form W-8ECI 、 Form W-8EXP 或 Form W-8IMY（以及随同的预定所得税证明或其他要求的说明，如适用）的填写。根据每份表格所附纸质说明描述的情形，在一定情况下上述表格必须更新并再次提供给普通合伙人。

(a)	The Purchaser acknowledges and agrees that:

认购者承诺并同意：

(i)	the Partnership is required to comply with the provisions of AEOI;

合伙企业必须遵守 AEOI 的规定；

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(ii)	it will provide, in a timely manner, such information regarding the Purchaser and its beneficial owners and such forms or documentation as may be requested from time to time by the General Partner or other agents such as the manager or any administrator acting on behalf of the Partnership (including the Self- Certification Forms set forth in Part III of the Subscription Booklet) to enable the Partnership to comply with the requirements and obligations imposed on it pursuant to AEOI, specifically but not limited to, forms and documentation which the Partnership may require to determine whether or not the relevant investment is a “Reportable Account” (under any AEOI or equivalent regime) and to comply with the relevant due diligence procedures in making such determination;

为了使合伙企业能遵守 AEOI 对其施加的要求和义务，其将会及时提供普通合伙人或者其他代理人， 比如管理人及/或代表合伙企业行事的行政管理人可能不时要求的关于认购者及其受益人的信息和表格或文件（包括认购者必须填写的如认购册第 III 部分的自我声明表格） ， 以便合伙企业遵守 AEOI 规定的要求和义务，包括但不限于合伙企业为决定相关投资是否为” 须申报账户”（在 AEOI 或任何其他同等制度下） 以及为在做此决定时遵守相关尽职调查程序而要求获得的表格及文件；

(iii)	any such forms or documentation requested by the General Partner or its agents pursuant to paragraph 10(a)(ii), or any financial or account information with respect to the Purchaser’s investment in the Partnership, may be disclosed to the Cayman Islands Tax Information Authority (or any other Cayman Islands governmental body which collects information in accordance with AEOI) and to any withholding agent where the provision of that information is required by such agent to avoid the application of any withholding tax on any payments to the Partnership;

普通合伙人或其代理人根据第10(a)(ii)段要求获取的任何表格或文件，或者关于认购者对合伙企业投资的任何财务或账户信息，可能会向开曼群岛税务信息管理局（或其他任何根据AEOI 收集信息的开曼群岛政府主体）进行披露， 以及在任何预提税代理人在为避免向合伙企业进行的任何付款被适用任何预提税而要求提供信息的情况下， 向该预提税代理人进行披露；

(iv)	it waives, and/or shall cooperate with the General Partner to obtain a waiver of, the provisions of any law which:

针对如下法律条款，其放弃，及/或应当配合普通合伙人获取豁免：

(A)	prohibit the disclosure by the General Partner, or by any of its agents, of the information or documentation requested from the Purchaser pursuant to paragraph 10(a)(ii); or

禁止普通合伙人或其任何代理人披露根据第10(a)(ii)段要求认购者提供的信息或文件；或

(B)	prohibit the reporting of financial or account information by the General Partner or its agents required pursuant to AEOI; or

禁止普通合伙人或其代理人报告 AEOI 要求披露的财务或账户信 息；或

(C)	otherwise prevent compliance by the Partnership and/or the General Partner with their respective obligations under AEOI;

以其他方式阻碍合伙企业及/或普通合伙人履行其在 AEOI 项下之义务；

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(v)	if it provides information and documentation that is in any way misleading, or it fails to provide the General Partner or its agents with the requested information and documentation necessary in either case to satisfy the Partnership’s obligations under AEOI, the Partnership reserves the right (whether or not such action or inaction leads to compliance failures by the Partnership, or a risk of the Partnership or its investors being subject to withholding tax or other penalties under AEOI):

如其提供的为了合伙企业满足 AEOI 义务所需的信息和文件在任何方面具有误导性，或其未能向普通合伙人或其代理人提供为了合伙企业满足 AEOI 义务所需的信息和文件，合伙企业保留以下权利（无论该等作为或不作为是否导致合伙企业无法合规，或是否导致合伙企业或其投资者适用 AEOI 项下应缴的预提税或其他处罚之风险）：

(A)	to take any action and/or pursue all remedies at its disposal including, without limitation, compulsory withdrawal of the Purchaser; and

采取其可以采取的任何措施和/或寻求其可以使用的任何救济，包括但不限于强制认购者退出；及

(B)	to hold back or deduct from distributions due to the Purchaser, any liabilities, costs, expenses or taxes caused (directly or indirectly) by the Purchaser’s action or inaction; and

将由认购者作为或不作为（直接或间接）导致的任何责任、成本、费用或税费从任何应该支付给认购者的分配额中扣留或减少；及

(vi)	it shall have no claim against the Partnership, the General Partner, or their respective agents, for any form of damages or liability as a result of actions taken or remedies pursued by or on behalf of the Partnership and/or the General Partner in order to comply with AEOI.

其不应就合伙企业、普通合伙人或其代表为遵守 AEOI 而采取行动或寻求救济所造成的任何形式的损害或责任而对合伙企业、普通合伙人或其代理人提起任何权利主张。

(b)	The Purchaser hereby agrees to indemnify the Partnership, the General Partner, the manager and any administrator acting on behalf of the Partnership (if any), and each of their respective principals, members, managers, officers, directors, stockholders, employees and agents (the “Indemnified Parties”) and hold them harmless from and against any AEOI related liability, action, proceeding, claim, demand, costs, damages, expenses (including legal expenses) penalties or taxes whatsoever which the Indemnified Parties may incur as a result ofany action or inaction (directly or indirectly) of the Purchaser (or any related person) described in paragraphs10(a)(i)to(vi)above. This indemnification shall survive the Purchaser’ s death or disposition of its Interest in the Partnership.

因第10(a)(i)至(vi)段规定的认购者（或任何相关人士） 的任何作为或不作为给合伙企业、普通合伙人、管理人和任何代表合伙企业行事的行政管理人（如有） ，上述各方的负责人、成员、经理、主管、董事、股东、雇员和代理人（“被赔偿人”）带来的任何与 AEOI 相关的责任、诉求、诉讼、权利主张、要求、费用、损害、开支（包括法律开支） 、罚金或税赋，认购者特此承诺赔偿各被赔偿人并使其免受因此造成的损害。本赔偿保障应在认购者死亡或处置其合伙企业权益后继续保持有效。

For the purposes of this Subscription Agreement, the Automatic Exchange of Information in Tax Matters (“AEOI”) means:

为本认购书之目的，涉税信息自动交换 (“AEOI”)是指：

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第二部分 认购书及投资者问卷

(i)	sections 1471 to 1474 of the U.S. Internal Revenue Code of 1986 and any associated legislation, regulations or guidance, or similar legislation, regulations or guidance enacted in any jurisdiction which seeks to implement similar tax reporting and/or withholding tax regimes;

1986 年美国税收法第 1471 条至 1474 条以及任何相关的法律、法规或指引，或任何司法辖区通过的寻求执行类似税收报告和/或预提税制度的类似的法律、法规或指引；

(ii)	the OECD Standard for Automatic Exchange of Financial Account Information in Tax Matters – the Common Reporting Standard and any associated guidance;

经济合作与发展组织发布的《金融账户涉税信息自动交换标准- 通用报告准则》及附带指引；

(iii)	any intergovernmental agreement, treaty, regulation, guidance or any other agreement between the Cayman Islands (or any Cayman Islands government body) and the U.S., the UK or any other jurisdiction (including any government bodies in such jurisdiction), entered into in order to comply with, facilitate, supplement or implement the legislation, regulations or guidance described in sub-paragraphs(i)and(ii)of this definition; and

开曼群岛（或任何开曼群岛政府主体） 与美国、英国或任何其他司法辖区（包括该司法管区内的任何政府主体）之间签订的，为遵守、促进、补充或执行本定义上文第(i)及(ii)子段中所述之法律、法规或指引的，任何政府间协议、条约、法规、指引或任何其他协议；及

(iv)	any legislation, regulations or guidance in the Cayman Islands that give effect to the matters outlined in the preceding paragraphs ofthis definition.

落实以上段落提及事项的开曼群岛法律、法规或指引。

11.	Employee Retirement Income Security Act (as amended from time to time, “ERISA”) Matters.美国《雇员退休收入保障法》事项。

None of the funds that the Purchaser is using or will use to fund its purchase are assets of an employee benefit plan as defined in Section 3(3) of ERISA, subject to Title I ofERISA, or a plan described in Section 4975(e)(1) of the Internal Revenue Code, or an entity whose underlying assets include plan assets subject to Title I of ERISA by reason of a plan’s investment in the entity.

认购者用于或将用于购买合伙权益的资金中没有美国《雇员退休收入保障法》第 3（3）条（受限于该法第一章）规定的雇员福利计划资产，或美国《国内税收法》第 4975（e） （1）条规定的计划资产，或因美国《雇员退休收入保障法》第一章所规定的计划对其的投资而导致其资产包括该等计划资产的任何实体的资产。

12.	General Partner Counsel Does Not Represent Limited Partners.

普通合伙人的律师不代表有限合伙人。

The Purchaser understands and acknowledges that Jia Yuan Law Offices represents only the General Partner, and not the Purchaser or the Limited Partners as a group, in connection with the offer and sale of Interests.

认购者了解和同意嘉源律师事务所就合伙权益的募集及出售仅代表普通合伙人，而不代表认购者或有限合伙人团体。

JADE COVE, L.P. SUBSCRIPTION BOOKLET
PART II SUBSCRIPTION AGREEMENT AND INVESTOR QUESTIONNAIRE
JADE COVE, L.P. 认购册

第二部分 认购书及投资者问卷

13.	Trustee, Agent, Representative or Nominee.

受托人、代理人、代表或代持人。

If the Purchaser is acting as trustee, agent, representative, custodian, intermediary or nominee for an underlying subscriber in connection with the purchase and holding of the Interest, the Purchaser understands and acknowledges that the representations, warranties and covenants made herein are made by the Purchaser (a) with respect to the Purchaser and (b) with respect to such underlying subscriber. The Purchaser has delivered the Offering Document, this Subscription Agreement and the Partnership Agreement to such underlying subscriber and the Purchaser shall promptly deliver to such underlying subscriber any supplements or amendments to any such documents that are delivered to the Purchaser. The Purchaser has all requisite power and authority from such underlying subscriber to execute and perform the obligations and make the representations and warranties set out in this Subscription Agreement. If the Purchaser is not purchasing an Interest for the Purchaser’s own account, the Purchaser covenants to provide any additional documents and information that the General Partner reasonably requests.

如果认购者是以受托人、代理人、代表、托管人、中介或代持人的身份就购买和持有合伙权益而代实际认购者行事，认购者了解且同意在此作出的陈述、保证和承诺是由认购者（a）就认购者自身以及（b）就该等实际认购者做出的。认购者已将募集文件、本认购书及合伙协议交付给该实际认购者，认购者应及时向该实际认购者交付任何已交付给认购者的对该等文件的补充或修改。认购者已经从实际认购者处取得了所有必要的权力和授权来签署和履行本认购书的义务以及做出本认购书中的陈述与保证。若认购者不为认购者自己的利益购买合伙权益，认购者承诺提供普通合伙人合理要求的任何额外的文件和信息。

14.	Member of the public in the Cayman Islands.

开曼群岛公众的一员。

The Purchaser represents that it is not a member of the public in the Cayman Islands.

认购者声明其并非开曼群岛公众的一员。

15.	Purchasers in Hong Kong.

香港投资人。

For prospective Purchasers in Hong Kong, the Purchaser represents and warrants that it is a professional investor within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

对于香港认购者，其承诺并保证其为香港证券与期货条例（香港法第 571 章）下的专业投资者。

16.	Indemnification.

补偿。

The Purchaser hereby agrees to indemnify and hold harmless the Indemnified Parties from and against any and all loss, damage or liability due to or arising out of any inaccuracy or breach of any such representation or warranty of the Purchaser or failure of the Purchaser to comply with any covenant or agreement set forth herein or in any other document furnished to any Indemnified Party specifically supplementing the information in this Subscription Agreement by the Purchaser in connection with the subscription for an Interest. The Purchaser shall reimburse each Indemnified Party for its legal and other expenses (including the cost of any investigation and preparation) as they are incurred in connection with any such claim, action, proceeding or investigation. The reimbursement and indemnification obligations of the Purchaser under this paragraph shall survive any closing applicable to the Purchaser and shall be in addition to any liability which the Purchaser (or, if this Subscription Agreement is terminated) may otherwise have (including, without limitation, liabilities under the Partnership Agreement), and shall be binding and inure to the benefit of any successors, assigns, heirs, estates, executors, administrators and personal representatives of the Indemnified Parties. The General Partner shall hold the benefit of this indemnity on behalf for each Indemnified Party who is not a party to this Subscription Agreement.

认购者同意被赔偿人均无需就认购者声明和保证的错误或违反、或认购者违反任何因认购合伙权益而在本认购书中特别补充提供给被赔偿人的契约或协议导致的损失承担责任并赔偿。认购者应当就任何权利主张、诉求、诉讼或调查引起的律师费或其他费用（包括任何调查和准备的费用）向各被赔偿人赔偿。本段下最后阶段适用于认购者的赔偿补偿义务应继续有效，且应为认购者可能另外承担责任（包括但不限于合伙协议的责任）的补充，且对利益的任何继承者、受让方、继承人、遗产执行人，管理人和被赔偿人的个人代表具有约束力。普通合伙人代表非本认购书签署方的各被赔偿人享有该补偿的利益。

JADE COVE, L.P. SUBSCRIPTION BOOKLET
PART II SUBSCRIPTION AGREEMENT AND INVESTOR QUESTIONNAIRE
JADE COVE, L.P. 认购册

第二部分 认购书及投资者问卷

17.	Privacy Notice.

隐私通知。

The Purchaser hereby acknowledges that the Purchaser has received and understand the Privacy Notice ofthe Partnership, the General Partner and the Manager contained in Exhibit C attached hereto.

认购者特此确认已收到且知悉本认购书附件 C 所包含的合伙企业、普通合伙人及管理人的隐私通知。

18.	Third Party Rights.

第三方权利。

A person who is not a party to this Subscription Agreement may not, in its own right or otherwise, enforce any term of this Subscription Agreement except that each Indemnified Party may in their own right enforce paragraph16 above of this Subscription Agreement and the AEOI Indemnity subject to and in accordance with the provisions of the Contracts (Rights of Third Parties) Law, 2014, of the Cayman Islands, as amended, modified, re-enacted or replaced. Notwithstanding any other term ofthis Subscription Agreement, the consent ofany person who is not a party to this Subscription Agreement (including, without limitation, any Indemnified Party) is not required for any amendment to, or variation, release, rescission, or termination of, this Subscription Agreement.

非本认购书签署方的人士不能以其自身权利或其他权利要求本认购书的任何条款生效，除非根据本认购书第16段下规定的被赔偿人及根据开曼群岛 2014 年合同法（第三方权利）及其修订、修改、重新颁布或替换规定的 AEOI 被赔偿人。尽管本认购书的规定，本认购书的任何修订、变更、发布、废止或终止均不需要非本认购书签署方（包括且不限于被赔偿人） 的任何人士。

19.	Applicable Law.

适用法律。

This Subscription Agreement and the rights and obligations of the parties hereto shall be interpreted and enforced in accordance with, and governed by the laws of, the Cayman Islands applicable to agreements made and to be performed wholly within that jurisdiction, without giving effect to the principles of conflicts of law thereof, and the parties hereto hereby submit to the jurisdiction of Hong Kong International Arbitration Centre (HKIAC) in Hong Kong.

本认购书及其项下双方的权利和义务应按照开曼群岛的对在该司法辖区订立的且将全部在该司法辖区履行的协议所适用的法律解释和执行，且受其管辖，但该法律中的法律冲突原则除外，且本认购书双方在此同意提交香港国际仲裁中心在香港仲裁。

20.	Survival.

继续有效。

The Purchaser’s representations, warranties, agreements and indemnification obligations contained in this Subscription Agreement shall survive the execution hereof and the purchase of the Purchaser’s Interest.

本认购书中包含的认购者的陈述、保证、约定及赔偿义务，在签署本认购书及购买认购者认购的合伙权益后继续保持有效。

JADE COVE, L.P. SUBSCRIPTION BOOKLET
PART II SUBSCRIPTION AGREEMENT AND INVESTOR QUESTIONNAIRE
JADE COVE, L.P. 认购册

第二部分 认购书及投资者问卷

21.	Entire Agreement.

全部协议。

This Subscription Agreement, the Partnership Agreement and the other agreements or documents referred to herein or in the Partnership Agreement, contain the entire agreement of the parties, and there are no representations, covenants or other agreements except as stated or referred to herein and in such other agreements or documents.

本认购书、合伙协议及其中提及的其他协议或文件包含了双方之间的全部协议，且除了本认购书及该等其他协议或文件中申明或提及的以外，不存在任何陈述、承诺或其他约定。

22.	Counterparts.

副本。

This Subscription Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all ofwhich taken together shall constitute a single instrument. Any signature on the signature page of this Subscription Agreement shall be an original signature.

本认购书可签署任何数量的副本，每一签字副本应视为原件，所有签字副本共同构成一份文件。在本认购书签字页上的任何签字，应为原件签字页。

23.	Language.

语言。

This Subscription Agreement is written in Chinese and English. The English version shall prevail in the event ofany discrepancy.

本认购书以中文和英文书就。如有任何不一致，以英文版本为准。

[Page BreakIntentionally Inserted.]

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JADE COVE, L.P. SUBSCRIPTION BOOKLET
PART II SUBSCRIPTION AGREEMENT AND INVESTOR QUESTIONNAIRE
JADE COVE, L.P. 认购册

第二部分 认购书及投资者问卷

IN WITNESS WHEREOF, the undersigned Purchaser has duly executed and delivered this Subscription Agreement as a deed on the date set forth below.

兹证，认购者于下述日期以契据方式合法签署和交付本认购书。

Requested Capital Commitment/要求认缴出资额:US$10,000,000

The Purchaser understands and accepts that the General Partner may accept a Capital Commitment in any lesser amount up to the Requested Capital Commitment.

认购者理解并接受，普通合伙人可以接受不超过上述要求认缴出资数额的任意数额作为认购者的认缴出资额。

Purchaser (Entity)/认购者（实体）:

Oriental Culture Holding LTD.
(Print Name of Entity/工整书写实体名称)

By/签字:	/s/ Yi Shao	By/签字:

Name/姓名:	Yi Shao	Name/姓名:

Title/职位:	CEO	Title/职位:

Date/日期:		Date/日期:

Purchaser (Individual) /认购者（个人）:		Witnessed By/见证人

(Print Name/工整书写姓名)		(Print Name/工整书写姓名)

By/签字		By/签字
Date/日期		Date/日期

Signature Page to the Subscription Agreement of Jade Cove, L.P.

Jade Cove, L.P. 认购书签字页

JADE COVE, L.P. SUBSCRIPTION BOOKLET
PART II SUBSCRIPTION AGREEMENT AND INVESTOR QUESTIONNAIRE
JADE COVE, L.P. 认购册

第二部分 认购书及投资者问卷

IN WITNESS WHEREOF, the undersigned Purchaser has duly executed and delivered this Subscription Agreement as a deed on the date set forth below.

兹证，认购者于下述日期以契据方式合法签署和交付本认购书。

Requested Capital Commitment/要求认缴出资额:US$10,000,000

The Purchaser understands and accepts that the General Partner may accept a Capital Commitment in any lesser amount up to the Requested Capital Commitment.

认购者理解并接受，普通合伙人可以接受不超过上述要求认缴出资数额的任意数额作为认购者的认缴出资额。

Purchaser (Entity)/认购者（实体）:

Oriental Culture Holding LTD.
(Print Name of Entity/工整书写实体名称)

By/签字:	/s/ Yi Shao	By/签字:

Name/姓名:	Yi Shao	Name/姓名:

Title/职位:		Title/职位:

Date/日期:		Date/日期:

Purchaser (Individual) /认购者（个人）:		Witnessed By/见证人

(Print Name/工整书写姓名)		(Print Name/工整书写姓名)

By/签字		By/签字
Date/日期		Date/日期

Signature Page to the Subscription Agreement of Jade Cove, L.P.

Jade Cove, L.P. 认购书签字页